

F. Chase Glaser · 3rd

Partner, Revenue at OneCare, Inc.

Cincinnati, Ohio · 191 connections · **Contact info**

 **OneCare, Inc.**

 **University of Cincinn**

Experience



Revenue Partner
OneCare, Inc.
Oct 2019 – Present · 9 mos
Cincinnati, Oh

Market Research and Sales



Territory Manager
Apria Healthcare
Sep 2016 – Mar 2019 · 2 yrs 7 mos
Cincinnati Area, OH



Social Media Management and Digital Advertising Intern
Thriving With Stress
Jan 2016 – May 2016 · 5 mos
9078 Union Centre Blvd, Suite 350 West Chester, OH 45069

-Social media management of Instagram, Twitter and Facebook, via Hootsuite
-Developed digital marketing strategies for the release of a new service and the companies firs
book launch
-Business development through social media   **...see mor**



An Interns Guide to ... | Dr. Frank Wood- Letter ...

Host and Server Assistant

Harvest Bistro and Wine Bar
Jan 2015 – May 2016 · 1 yr 5 mos
Cincinnati, Ohio

-Coordinated patron distribution among servers tables and assisted in providing optimal service
-Learned the fine art of customer service, personel management and time management

Carpenter

The Village Workshop
May 2014 – Aug 2015 · 1 yr 4 mos
3047 Washington Street, Oldenburg, Indiana

-Assisted carpenters in cabinet making, installing cabinetry and trim in custom kitchen projects
-Acquired and refined exacting woodworking and carpentry skills
-Used critical thinking on alternative task processes
-Received a letter of recommendation from Brian Rennekamp, founder and CEO.



Letter of Recommendation-Bri...

Show 4 more experiences ⌄

Education



University of Cincinnati

Bachelor's Degree, Organizational Leadership, 3.5/4.0 GPA
2012 – 2016
Activities and Societies: National Society of Leadership and Success

-Deans list every semester

Oldenburg Academy

2008 – 2012

Captain of Varsity Soccer team, Junior-Senior

Volunteer Experience



Donor Registry Event

Be The Match operated by National Marrow Donor Program

Apr 2016 • 1 mo

Health

At this event we engaged students and citizens at an event aimed at gaining donors for the international bone marrow registry, for Be the Match.

Inventory Deliveries

Batesville Food Pantry

Jun 2014 • 1 mo

Poverty Alleviation

In the summer of 2014, I would make weekly pick-ups from local grocers and delivered the donations to the pantry.



